

Mail Stop 3720

May 23, 2016

Thomas S. Hall
Chairman and Chief Executive Officer
Adeptus Health, Inc.
2941 Lake Vista Drive
Lewisville, TX 75067

      Re: Adeptus Health, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2015
              Filed February 29, 2016
              File No. 001-36520

Dear Mr. Hall:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  /s/ Robert S. Littlepage, for

                  Larry Spirgel
                  Assistant Director
                  AD Office 11 − Telecommunications